SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F           X           Form 40-F _____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): _____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): _____________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes _____________ No           X

SIGNATURES

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Slovak Republic, Slovenia, Switzerland, Ukraine, Yugoslavia

COCA-COLA HELLENIC BOTTLING COMPANY S.A. ANNOUNCES
SALE BY THE KAR-TESS GROUP

Athens, Greece – December 3, 2002 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC) (ASE:EEEK, NYSE:CCH, LSE:CCB, ASX:CHB) announced that it has been advised by its shareholder Kar-Tess Holding S.A., of the Kar-Tess Group that it has sold 3.9 million ordinary shares of Coca-Cola HBC in the market, representing approximately 1.6% of Coca-Cola HBC’s share capital.

The transaction was undertaken by a placement of Coca-Cola HBC shares by Credit Suisse First Boston and EFG Telesis Finance to a range of domestic and international institutional investors.

Following the sale Coca-Cola HBC’s free float increased by 1.6%. The Kar-Tess Group companies hold approximately 40% of Coca-Cola HBC's share capital and The Coca-Cola Company subsidiaries hold 24% of Coca-Cola HBC's share capital. The Kar-Tess Group companies have also agreed with Credit Suisse First Boston to a 6-month “lock-up” period on the remainder of their shares.

Mr Irial Finan, Managing Director of Coca-Cola HBC said: “This development increases our free float and is in line with previously communicated intentions of the Kar-Tess Group companies who are and continue to be significant and long-term shareholders of Coca-Cola HBC”.

Coca-Cola HBC is one of the largest bottlers of non-alcoholic beverages in Europe and the second largest Coca-Cola bottler in the world by sales volume, operating in 26 countries with a total population of more than 500 million. Coca-Cola HBC’s shares are listed on the Athens Stock Exchange, with listings on the New York, London and Australian Stock Exchanges.

ENQUIRIES:

Company Contact:
Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

US Press Contact:
Christine Mohrmann FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: cmohrmann@fdmw.com

European Press Contact: Alastair Hetherington FD Athens	Tel: +30 210 721 6060 Mobile: +30 347 752284 e-mail: alastair.hetherington@fd.com

This announcement is not an offer of any ordinary shares in Coca-Cola HBC SA for sale or subscription in the United States or elsewhere. The placing shares have not been and will not be registered under the US Securities Act of 1993 and may not be offered or sold in the United States absent registration or an exemption from registration requirements.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By: /s/ William W. Douglas III Name: William W. Douglas III Title: Chief Financial Officer

Date:   December 3, 2002